Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated June 5, 2007, relating to the consolidated financial statements and financial statement schedule of Graham Corporation and subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of the effective provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of March 31, 2007), appearing in the Annual Report on Form 10-K of Graham Corporation and subsidiaries for the year ended March 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Rochester, New York
August 3, 2007